Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP ANNOUNCES A CA$400 MILLION INCREASE OF ITS REVOLVING CREDIT FACILITY AND AN INCREMENTAL US$100 MILLION TERM LOAN

Valcourt, Quebec, June 14, 2022 – BRP (TSX:DOO; NASDAQ:DOOO) announces today that it increased total available commitments under its revolving credit facility by CA$400 million to reach CA$1.5 billion in total and obtained an incremental US$100 million term loan from certain existing lenders under its term loan credit agreement.

“We are pleased to have been able to complete these transactions that strengthen our liquidity position. Our ability to complete these transactions reflects the strong momentum we have experienced during our fiscal year completed on January 31, our first quarter of the current fiscal year and the solid outlook we have for our business,” said Sébastien Martel, Chief Financial Officer at BRP. “With our strengthened balance sheet, we are well positioned to continue creating value for our shareholders through sustained investments in our long-term growth and strategic capital deployment.”

The costs of borrowing under the revolving credit agreement remain unchanged. The new term loan tranche bears interest at a rate of Term SOFR (defined as the forward-looking term rate based on SOFR plus a credit spread adjustment) plus 3.0%, with a Term SOFR floor of 0.5%, and matures on June 10, 2024. Pursuant to this financing, the amount outstanding under the Company’s Term Facility (including its Term Loan B-1) will be US$1,588.6 billion. The proceeds of the incremental US$100 million term loan will be used for general corporate purposes and to pay fees and expenses related to the financing.

About BRP

We are a global leader in the world of powersports products, propulsion systems and boats built on 80 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Alumacraft and Quintrex boats, Manitou pontoons and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel portfolio to fully enhance the riding experience. With annual sales of CA$7.6 billion from over 120 countries, our global workforce includes close to 20,000 driven, resourceful people.

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Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release, including statements relating to the expected use of proceeds of the incremental term loan and its impact on the Company’s liquidity position and other statements that are not historical facts, constitute forward-looking statements within the meaning of applicable securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”,

“intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, including, without limitation, the risk factors discussed in greater detail under the heading “Risk Factors” of its Annual Information Form dated March 24, 2022.

The forward-looking statements contained in this press release are made as of the date of this press release, and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this press release, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

For media enquiries:	For investor relations:

Biliana Necheva	Philippe Deschênes
Media Relations	Investor Relations
media@brp.com	Tel.: 450.532.6462
philippe.deschenes@brp.com